Exhibit 99.1

Valens Semiconductor to Collaborate with onsemi on a Cost-Optimized Integrated Sensor Based on the MIPI A-PHY Standard

Collaboration agreement to support the development of MIPI A-PHY solutions targeting high-volume 3MP automotive camera applications

HOD HASHARON, Israel - September 22, 2026 - Valens Semiconductor (NYSE: VLN), a leading provider of high-performance connectivity chipsets, today announced a collaboration with onsemi on a cost-optimized integrated sensor for high-volume 3-megapixel automotive camera applications. Through this collaboration the parties intend to give OEMs and Tier 1s a faster path to A-PHY.

Under the agreement, Valens will work with onsemi on the cost-optimized A-PHY offering that can be integrated into onsemi’s image sensors. The collaboration strengthens the A-PHY ecosystem by bringing together complementary expertise in connectivity and automotive imaging technologies.

“This is a major milestone for Valens, MIPI A-PHY and for the automotive ecosystem as a whole,” said Yoram Salinger, CEO at Valens Semiconductor. “The integrated, cost-optimized 3MP offering complements Valens’ existing solutions, bringing A-PHY to a much broader range of use cases. Just as importantly, by collaborating with onsemi, another major supplier of A-PHY silicon, we are strengthening the ecosystem and giving automakers the supplier choice they expect from an industry standard.”

“The level of interest we’re seeing from OEM customers and partners makes clear that MIPI A-PHY represents a significant business opportunity,” said Ahmed Salem, Vice President & General Manager of the Intelligent Sensing Group at onsemi. "As automotive imaging systems continue to grow in scale and sophistication, customers are looking for solutions that simplify design without compromising performance. Through our collaboration with Valens, we're helping enable a more streamlined camera architecture that reduces component count, supports industry standards, and ultimately makes advanced vision systems easier to deploy."

The majority of automotive image sensors target the 1-3MP range. As OEMs continue to migrate toward higher resolutions, a 3MP offering addresses both a large established market and a growing upgrade opportunity, making it a highly relevant entry point for bringing A-PHY into mainstream, high-volume vehicles.

MIPI A-PHY is the first standard in the automotive industry for high-speed sensor connectivity. Valens is a leader in MIPI A-PHY, offering the first chipsets on the market to comply with the standard and the first to achieve design wins with multiple OEMs.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com